[Insert for fixed income funds]

Shareholder Meeting Results (Unaudited)

SPDR® Series Trust

A special meeting of shareholders of SPDR Series Trust was held on November 11, 2014.  The percentages shown below represent the percent of voting shares present at the meeting that voted for the proposal.  The proposal acted upon by shareholders and the results of the shareholder vote were as follows:

Proposal

To approve a sub-advisory agreement between the Adviser and Nuveen Asset Management, LLC (“NAM”), pursuant to which NAM will continue to serve as sub-adviser.

Fund	Votes For	Votes Abstain	Votes Against	Percentage For

SPDR Nuveen Barclays California Municipal Bond ETF	1,635,930.000	18,141.000	39,179.000	96.615%
SPDR Nuveen Barclays Build America Bond ETF	350,838.000	17,659.000	53,424.000	83.153%
SPDR Nuveen Barclays Municipal Bond ETF	26,312,590.000	413,105.000	148,302.000	97.911%
SPDR Nuveen Barclays Short Term Municipal Bond ETF	58,215,925.000	694,604.000	200,617.000	98.486%
SPDR Nuveen S&P(R) High Yield Municipal Bond ETF	2,277,006.000	29,867.000	198,290.000	90.893%
SPDR Nuveen Barclays New York Municipal Bond ETF	465,249.000	20,928.000	69,072.000	83.791%

The proposal was also submitted for approval to shareholders of SPDR Nuveen S&P VRDO Municipal Bond ETF (the “VRDO ETF”). With respect to the VRDO ETF, a quorum was not reached and the special meeting of shareholders was adjourned and continued on November 11, 2014 and December 18, 2014, and then adjourned on January 16, 2015.  The Board of Trustees of SPDR Series Trust subsequently voted to liquidate the VRDO ETF.